UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.             )*

Compellent Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

20452A108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20452A108

1.	Names of Reporting Persons Centennial Holdings VII, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,440,393

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,440,393

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,393

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20452A108

1.	Names of Reporting Persons Centennial Ventures VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,405,514

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,405,514

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,405,514

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer The name of the issuer is Compellent Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices The address of the issuer’s principal executive offices is 7625 Smetana Lane, Eden Prairie, Minnesota 55344.

Item 2.
	(a)	Name of Person Filing This Schedule 13G is filed by the persons set forth below: (a) Centennial Holdings VII, LLC (“Holdings”); and (b) Centennial Ventures VII, L.P. (“CV VII”).
	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office for each reporting person is 1428 Fifteenth Street, Denver, Colorado 80202.
	(c)	Citizenship Holdings is a Delaware limited liability company, and CV VII is a Delaware limited partnership.
	(d)	Title of Class of Securities Common Stock, $0.001 par value.
	(e)	CUSIP Number 20452A108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. As of December 31, 2007:
(a)

Amount beneficially owned:

Holdings is the general partner of each of CV VII, which beneficially owns directly 2,405,514 shares of common stock of the issuer, and Centennial Entrepreneurs Fund VII, L.P. (“CEF VII”), which beneficially owns directly 34,879 shares of common stock of the issuer.  Holdings may be deemed, therefore, to share beneficial ownership of such 2,440,393 shares of common stock of the issuer.  CV VII disclaims beneficial ownership of the shares beneficially owned directly by CEF VII.

(b) Percent of class: Holdings: 8.0 CV VII: 7.9
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None.
(ii)

Shared power to vote or to direct the vote

Holdings may be deemed to have shared power to vote or to direct the vote of 2,440,393 shares of common stock of the issuer, and CV VII may be deemed to have shared power to vote or direct the vote of 2,405,514 shares of common stock of the issuer.

(iii) Sole power to dispose or to direct the disposition of None
(iv)

Shared power to dispose or to direct the disposition of

Holdings may be deemed to have shared power to dispose or to direct the disposition of 2,440,393 shares of common stock of the issuer, and CV VII may be deemed to have shared power to dispose or direct the disposition of 2,405,514 shares of common stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See attached Exhibit A.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008	CENTENNIAL HOLDINGS VII, LLC

	By:	/s/ Steven C. Halstedt
Steven C. Halstedt,
Managing Director

CENTENNIAL VENTURES VII, L.P.

	By:	Centennial Holdings VII, LLC,
its General Partner

		By:	/s/ Steven C. Halstedt
Steven C. Halstedt,
Managing Director

EXHIBIT INDEX

Exhibit A                Identification of Filing Persons

Exhibit B                Joint Filing Agreement

EXHIBIT A

IDENTIFICATION OF FILING PERSONS

Identification of Filing Persons:

                Centennial Holdings VII, LLC

                Centennial Ventures VII, L.P.

Each of the filing persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose: (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer; or (ii) a member of any group with respect to the issuer or any securities of the issuer.

EXHIBIT B

JOINT FILING AGREEMENT

                In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with regard to the common stock of Compellent Technologies, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 12, 2008.

CENTENNIAL HOLDINGS VII, LLC

By:	/s/ Steven C. Halstedt
Steven C. Halstedt,
Managing Director

CENTENNIAL VENTURES VII, L.P.

By:	Centennial Holdings VII, LLC,
its General Partner

	By:	/s/ Steven C. Halstedt
Steven C. Halstedt,
Managing Director